Exhibit (n)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
Pomona Investment Fund:

We consent to the incorporation by reference in the registration statement on Form N-2 of Pomona Investment Fund of our report dated May 31, 2016, with respect to the statement of assets and liabilities of Pomona Investment Fund, including the schedule of investments, as of March 31, 2016, and the related statements of operations, changes in shareholders’ capital and cash flows for the period from May 7, 2015 (commencement of operations) through March 31, 2016, and the financial highlights for the period from May 7, 2015 (commencement of operations) through March 31, 2016, and to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information in the Registration Statement on Form N-2.

/s/ KPMG LLP

September 28, 2016